PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

SUPPL

BY COURIER

No/Date : F/D1 : 294 | 24-7-2009

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

09046740

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

ANNOUNCEMENT

Better financial offer from the PPC S.A - Golden Energy One Holdings Ltd Joint Venture in the Tender for the acquisition of shares of EPCG

PPC SA announces that today, 24th of July, in Joint Venture with Golden Energy One Holdings Ltd of Restis group, the Company participated in the official procedure of the Privatisation Council of the Government of Montenegro, during which the Financial Offers of the two remaining Qualified Bidders of the tender for the acquisition through purchase of shares and participation in the share capital increase, of up to a 45% stake in the company Electroprivreda Crne Gore AD Niksic (EPCG), were opened and read out loudly. The Joint Venture of PPC SA and Golden Energy One Holdings Ltd, submitted a better financial offer, compared to the offer of the Italian Company A2A.

The Advisors to the Joint Venture for the submission of the offer are the companies Morgan Stanley, PriceWaterhouseCoopers, Law Firm Sardelas, Saxonis, Liarikos & Associates and Law Office Velimirovic.

EPCG is the vertically integrated electric utility of Montenegro active in generation, distribution and supply of electricity. The installed capacity of the company's power plants is 868MW (210 MW thermal and 658 MW hydroelectric) and the annual net generation of energy is 2,045 GWh, supplying 322.5 thousand customers.

Athens, July 24, 2009